Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

SHINECO, INC.

First.	The name of the Corporation is SHINECO, INC.

Second.	Its registered office in the State of Delaware is to be located at: 15 East North Street, in the City of Dover, County of Kent, Delaware 19901, and its registered agent at such address is: XL CORPORATE SERVICES, INC.

Third.

The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on are to do any or all things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth.

(a)	Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 155,000,000 shares, consisting of 150,000,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

(b)	The designations and the powers, preferences and rights, and the qualifications or restrictions thereof are as follows:

(i)	The Preferred Stock shall be issued from time to time in one or more series, with such distinctive serial designations as shall be stated and expressed in the resolution or resolutions providing for the issue of such shares as adopted by the Board of Directors; the Board of Directors is expressly authorized to fix the annual rate or rates of dividends for the particular series, the dividend payment dates for the particular series, and the date from which dividends on all shares of such series issued prior to the record date for the first divided payment date shall be cumulative, the redemption price or prices for the particular series, the voting powers for the particular series, the rights, if any, of holders of the shares of the particular series to convert the same into shares of any other series or class or other securities of the corporation, with any provisions for the subsequent adjustment of such conversion rights, the rights, if any, of the particular series to participate in distributions or payments upon liquidation, dissolution or winding up of the corporation, and to classify or reclassify any unissued preferred shares by fixing or altering from time to time any of the foregoing rights, privileges and qualification.

(c)	Reverse Stock Split. Effective November 1, 2024 (the “Effective Time”), a 1-for-24 reverse stock split of the shares of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), shall become effective, pursuant to which each 24 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock, automatically and without any action on the part of the Corporation or the respective holders thereof upon the Effective Time, and shall thereupon represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share..

Fifth.	The name and address of the incorporator is as follows:

Jean M. Sherett

BlumbergExcelsior Corporate Services. Inc.

62 White Street

New York, New York 10013

Sixth.	The Directors shall have power to make and to alter or maned the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of this corporation.

With the consent in writing, and pursuant to a majority vote of the holders of the capital stock issued and outstanding, the Directors shall have authority to dispose, in any manner, of the whole property of this corporation.

The By-Laws shall determine whether and to what extend the account and books of this corporation, or any of them, shall be open to the inspection of the stockholders; no stockholder shall have any right of inspecting any account, or book, or document of this Corporation except as conferred by the law or the By-Laws, or by resolution of the stockholders.

The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the corporation outside of the State of Delaware, at such places as maybe, from time to time, designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

It is the intention that the objects, purposes and powers specified in the THIRD paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by referenced to or inference from the terms of any other clause or paragraph in this certificate of incorporation, but that the objects, purposes and powers specified in the THIRD paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

Seventh.	No director of this Corporation shall be liable to the Corporation or its stockholders for monetary damages of breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of October, 2024.

/s/ Jennifer Zhan
Jennifer Zhan
Chief Executive Officer